

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Rex Merchant
Chief Financial Officer
Anebulo Pharmaceuticals, Inc.
1415 Ranch Road 620 South, Suite 201
Lakeway, TX 78734

> **Re: Anebulo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2022**
> **File No. 333-268113**

Dear Rex Merchant:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Doris Stacey Gama at 202-551-3188 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Ken Rollins, Esq.